UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 30, 2023

Keyarch Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41243	98-1600074
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

275 Madison Avenue, 39th Floor

New York, NY 10016

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 914-434-2030

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable warrant and one right	KYCHU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	KYCH	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	KYCHW	The Nasdaq Stock Market LLC
Rights to receive one-tenth of one Class A Ordinary Share included as part of the units	KYCHWR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement (as defined below), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 hereto, and is incorporated by reference herein. Shareholders of Keyarch Acquisition Corporation, Zooz Power Ltd. and other interested parties are urged to read the Business Combination Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Business Combination Agreement.

The Merger

On July 30, 2023, Keyarch Acquisition Corporation, a Cayman Islands exempted company (“Keyarch”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Zooz Power Ltd., an Israeli company listed for trading on the Tel-Aviv Stock Exchange (“Zooz”), and Zooz Power Cayman, a Cayman Islands exempted company and a wholly owned subsidiary of Zooz (“Merger Sub”).

Pursuant to the Business Combination Agreement, at the closing (the “Closing”) of the transactions contemplated thereunder (collectively, the “Transactions”), and following the Recapitalization (as such term is defined and described below), (i) Merger Sub will merge with and into Keyarch, with Keyarch continuing as the surviving entity in such merger and a wholly owned subsidiary of Zooz (the “Merger”); (ii) the outstanding ordinary shares of Keyarch (including Class A ordinary shares and Class B ordinary shares) will be converted into ordinary shares of Zooz (“Company Ordinary Shares”) on a one-for-one basis (the “SPAC Shares Merger Consideration”); (iii) each outstanding Keyarch warrant exercisable for one Keyarch ordinary share will be converted into an equivalent warrant to purchase Company Ordinary Shares on a one-for-one basis (such conversions, together with the SPAC Shares Merger Consideration, the “Merger Consideration”); (iv) Zooz, as the sole shareholder of Merger Sub, will become the sole shareholder of Keyarch; and (v) the memorandum and articles of association of Keyarch shall be amended and restated in form and substance appropriate for a private entity to be mutually agreed by Zooz and Keyarch prior to the effectiveness of the Registration Statement (as defined below).

Prior to the Closing, but subject to the completion of the Closing, Zooz will consummate a recapitalization of its outstanding equity securities (the “Recapitalization”) pursuant to which (i) each outstanding Zooz warrant (except for certain continuing warrants) will be exercised in accordance with their respective terms and (ii) each then-outstanding Company Ordinary Share will be converted into such number of Company Ordinary Shares as is determined by dividing $60,000,000 by $10.00 per share, which is in turn divided by the number of Company Ordinary Shares and specified Zooz continuing warrants and options, resulting in the Company Ordinary Shares valued at $10.00 per share having a total value of $60,000,000, on a fully-diluted basis. In addition, as a result of the Recapitalization, each Zooz continuing warrant and each Zooz option to purchase Company Ordinary Shares which has not been exercised prior to the Recapitalization shall be adjusted to reflect the foregoing applicable conversion ratio. Such equity value of Zooz will be based on a total pre-Transactions equity value of Zooz on a fully-diluted basis of $60,000,000. The Business Combination Agreement does not provide for any purchase price adjustments. This equity value of $60,000,000 together with a valuation of the Earnout Shares (described below), assuming a valuation of $10.00 per share, if such Earnout Shares become fully earned, provides an equity value for Zooz of up to $100 million.

Up to an additional 4,000,000 Company Ordinary Shares (the “Earnout Shares”) will be issuable to the Zooz shareholders who were Zooz shareholder as of immediately prior to the Closing at a record date to be determined by Zooz in coordination with the Tel-Aviv Stock Exchange (“Pre-Closing Zooz Shareholders”) as earnout consideration, contingent on the achievement of certain earnout milestones based on the price of Company Ordinary Shares or Zooz’s gross revenue during the five-year period following the Closing (the “Earnout Period”). The Earnout Shares will be allocated on a pro rata basis among the Pre-Closing Zooz Shareholders upon conversion of non-tradable, non-assignable rights (the “Earnout Rights”) to be issued by Zooz pro rata among such Pre-Closing Zooz Shareholders as soon as reasonably practicable following Closing and the receipt of all required approvals for such issuance from applicable governmental authorities, including the Israel Securities Authority (“ISA”) and the Tel-Aviv Stock Exchange (“TASE”). Subject to the combined company following the consummation of the Transactions (the “Combined Company”) achieving the applicable milestone(s) in accordance with the terms detailed in the Business Combination Agreement, each such Earnout Right will be convertible into Company Ordinary Shares on a one-for-one basis (with the number of issuable Earnout Shares subject to adjustment based on share splits, reorganizations, recapitalizations and similar adjustments). Twenty-five (25%) of the Earnout Shares will be issuable if, during the Earnout Period, either (a) Zooz’s gross revenue on a consolidated basis, including financing revenue, is at least $10 million for any four fiscal quarters within a consecutive five fiscal quarter period or (b) the volume weighted average price of the Company Ordinary Shares for twenty trading days in any thirty consecutive trading day period (“VWAP”) equals or exceeds $12.00. Thirty-five (35%) of the Earnout Shares will be issuable if, during the Earnout Period, either Zooz’s gross revenue as described above in clause (a) is at least $20 million or the VWAP as described above in clause (b) equals or exceeds $16.00. The remaining forty percent (40%) of the Earnout Shares will be issuable if, during the Earnout Period, either Zooz’s gross revenue as described above in clause (a) is at least $30 million or the VWAP as described above in clause (b) equals or exceeds $23.00.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by each of Keyarch, Zooz and Merger Sub as of the date of the Business Combination Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Business Combination Agreement. As used in the Business Combination Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has individually or in the aggregate, a material adverse effect upon (i) the business, assets, Liabilities, results of operations, or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the Transactions or the ancillary documents relating to the Business Combination Agreement, in each case, subject to certain customary and other exceptions.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including those relating to: (i) the provision of access to their properties, contracts, books, financial and operating data and other similar information; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision by Zooz to Keyarch of annual financial statements audited in accordance with PCAOB audited standards and PCAOB auditor reviewed unaudited interim financial statements; (iv) efforts to enter into a transaction financing; (v) Keyarch’s and Zooz’s public filings; (vi) no insider trading; (vii) efforts to obtain all necessary regulatory approvals and consummate the Transactions; (viii) further assurances; (ix) public announcements; (x) confidentiality; (xi) appointment of the post-Closing board of directors of Zooz (the “Post-Closing Board”); (xii) approval and adoption of an amendment to the equity plan of Zooz (the “Amended Zooz Equity Plan”); (xiii) matters relating to Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”); (xiv) Nasdaq listing; (xv) notification of certain matters during the Interim Period; (xvi) reasonable commercial efforts by Zooz to maintain its temporary business license in good standing; (xvii) Zooz’s intention to continue to be listed on TASE; (xviii) use of the funds in the Trust Account at and after Closing; and (xix) Keyarch’s obligation to file a withholding tax-related application to the Israeli regulatory authorities.

In addition, Zooz agreed to use its reasonable best efforts to obtain its required shareholder approvals under its Organizational Documents, applicable law, and the rules of the ISA and TASE for, among other things: (i) the adoption and approval of the Business Combination Agreement and the Transactions (including, to the extent required, the Recapitalization and the issuance of securities of Zooz pursuant to the Business Combination Agreement); (ii) the approval of the Recapitalization and Zooz’s Amended Organizational Documents, which will have been approved by Zooz’s directors; (iii) the adoption and approval of the Amended Zooz Equity Plan; (iv) the issuance of Company Ordinary Shares, Zooz warrants and Earnout Rights pursuant to the Business Combination Agreement; (v) the appointment of the members of the Post-Closing Board; (vi) Zooz’s transition to reporting in accordance with Chapter E3 of the Israeli Securities Law, to the extent required pursuant to the Israeli Securities Law; and (vii) such other matters as Zooz and Keyarch shall mutually determine to be necessary or appropriate in order to effect the Transactions (collectively, the “Zooz Shareholder Approval Matters”). In addition, Zooz agreed to prepare and file with the ISA and TASE a listing application for the Company Ordinary Shares issuable at the Closing to Keyarch shareholders and the Company Ordinary Shares underlying the Keyarch warrants, as well as the applicable shelf offering report pursuant to the Israeli securities laws which shall cover the issuance of the Earnout Rights to the Pre-Closing Zooz Shareholders pursuant to the terms of the Business Combination Agreement.

The parties made customary covenants regarding the registration statement on Form F-4 to be filed by Zooz (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), to register the Company Ordinary Shares to be issued under the Business Combination Agreement to the holders of the ordinary shares of Keyarch, the warrants to be issued to the Keyarch shareholders and the Company Ordinary Shares issuance upon exercise of the Keyarch warrants. The Registration Statement also will contain Keyarch’s proxy statement to solicit proxies from Keyarch shareholders to, among other things, (i) adopt and approve the Business Combination Agreement and the Transactions; (ii) approve the amended memorandum and articles of association of Keyarch following the Business Combination in connection with the Transactions; and (iii) to the extent required, approve the issuance of any shares issued in connection with a transaction financing. Keyarch’s proxy statement will also provide Keyarch shareholders an opportunity to have their Class A ordinary shares redeemed in connection with the Closing.

The parties agreed that the Post-Closing Board will consist of seven directors, consisting of: (i) two directors designated prior to the Closing by Keyarch, at least one of whom will be considered independent under the requirements of the applicable Nasdaq market and under the Israeli Companies Law, 5750-1999 (the “ICL”); (ii) three directors designated prior to the Closing by Zooz, at least one of whom will be considered independent under the requirements of Nasdaq and under the ICL; and (iii) two directors mutually agreed upon by Keyarch and Zooz prior to Closing, each of whom will qualify as an independent director under Nasdaq rules and under the ICL. The individuals serving as the chief executive officer and chief financial officer, respectively, of Zooz immediately after the Closing are expected to be the same individuals (in the same office) as that of Zooz immediately prior to the Closing.

The parties further agreed that prior to the Closing, Keyarch and Zooz will approve and adopt the Amended Zooz Equity Plan, which will reserve for grant a number of Company Ordinary Shares which, together with the Combined Company’s unallocated and unpromised Company Ordinary Shares reserved for issuance under Zooz’s current share option plan, will be equal to up to ten percent (10%) of the issued share capital of Zooz (exclusive of the number of Company Ordinary Shares subject to outstanding awards under Zooz’s share option plan as of such date of approval). Prior to the effectiveness of the Registration Statement, the board of directors of Zooz will approve and adopt the Amended Zooz Equity Plan.

Conditions to Consummation of the Merger

The Business Combination Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Keyarch and Zooz of the Transactions and the other matters requiring Keyarch or Zooz shareholder approval; (ii) approvals of any required governmental authorities, including Nasdaq and the TASE, and completion of any antitrust expiration periods; (iii) receipt of any specified third-party consents; (iv) no law or order preventing the Transactions; (v) the Registration Statement having been declared effective by the SEC; (vi) no material uncured breach by the other party; (vii) no occurrence of a Material Adverse Effect with respect to the other party; (viii) the satisfaction of the $5,000,001 minimum net tangible asset test by Keyarch; (ix) approval of Zooz’s Nasdaq and TASE listing applications; (x) reconstitution of the Post-Closing Board as contemplated under the Business Combination Agreement; (xi) Israeli Prospectus being declared effective by the ISA and TASE; and (x) Zooz qualifying as a “foreign private issuer” pursuant to Rule 3b-4 under the Exchange Act as of the Closing.

In addition, unless waived by Zooz, the obligations of Zooz and Merger Sub to consummate the Transactions are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Keyarch of customary certificates and other Closing deliverables: (i) the representations and warranties of Keyarch being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) Keyarch having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Keyarch since the date of the Business Combination Agreement which is continuing and uncured; (iv) if the applicable Israeli regulatory authorities have not consented that withholding tax obligations in connection with the Transactions is not applicable, then Keyarch shall have delivered to Zooz a tax-related declaration for Israeli income tax reporting purposes; (v) the public and private warrant amendments (as described below) having been executed and delivered by Keyarch and the warrant agent; (vi) each of the Registration Rights Agreement and Sponsor Support Agreement (as described below) being in full force and effect; (vii) the Registration Rights Agreement Amendment (as described below) being in full force and effect; (viii) delivery of the fully executed Sponsor Letter Agreement(as described below); (ix) at the Closing, Keyarch having at least $10,000,000 in cash and cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions) and the proceeds of any Transaction Financing (after giving effect to the payment of (A) any unpaid SPAC Transaction Expenses, (B) any unpaid loans owed by Keyarch to its sponsor, (C) other unpaid administrative costs and expenses incurred by or on behalf of Keyarch, (D) any other unpaid costs, liabilities (excluding certain liabilities not payable in cash) and indebtedness of Keyarch and (E) the Company Transaction Expenses (including amounts paid prior to the Closing); (x) if the tax ruling required to be obtained by Keyarch shall not have been obtained, Keyarch shall have delivered to Zooz a declaration relating to tax withholding; and (iv) the Sponsor Support Agreement (as described below) and Sponsor Letter Agreement (as described below) shall be in full force and effect.

Unless waived by Keyarch, the obligations of Keyarch to consummate the Transactions are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Zooz and Merger Sub of customary certificates and other Closing deliverables: (i) the representations and warranties of Zooz and Merger Sub being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to certain materiality qualifiers); (ii) Zooz and Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Zooz or Merger Sub since the date of the Business Combination Agreement which is continuing and uncured; (iv) the Registration Rights Agreement being in full force and effect; (v) the Non-Competition Agreements (as described below) having been executed and delivered by and being in full force and effect; (vi) the Warrant Amendments (as described below) having been executed and delivered by Zooz and the warrant agent; (vii) Keyarch’s registration rights agreement amendment (as described below) being in full force and effect; (viii) the Lock-Up Agreements (as described below) having been executed and delivered and being in full force; (ix) the Amended Organizational Documents of Zooz being in full force and effect; (x) the Joinder being in full force and effect; and (xi) Zooz holding a temporary or permanent valid business license as of Closing.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Keyarch and Zooz; (ii) by either Keyarch or Zooz if any of the conditions to Closing have not been satisfied or waived by December 31, 2023 (the “Outside Date”), provided that any breach or violation of any representation, warranty or covenant of the party seeking termination is not the cause of the failure of the Closing to occur by the Outside Date; (iii) by either Keyarch or Zooz if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iv) by either Keyarch or Zooz in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Business Combination Agreement); (v) by Keyarch if there has been a Material Adverse Effect on Zooz following the date of the Business Combination Agreement that is uncured and continuing; and (vi) by either Keyarch or Zooz if Keyarch holds a special meeting of its shareholders to approve the Business Combination Agreement and the Transactions, and the required approvals related to the Business Combination Agreement and the Transactions of Keyarch’s shareholders is not obtained.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud. The Business Combination Agreement does not provide for any termination fees.

Trust Account Waiver

Zooz and Merger Sub each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Keyarch’s trust account (including any distributions therefrom) held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Business Combination Agreement is governed by the laws of the State of New York and the parties are subject to exclusive jurisdiction of federal courts located in New York County, New York (and any appellate courts thereof), except that (i) the internal affairs of Zooz and any provisions of the Business Combination Agreement that are expressly or otherwise required to be governed by Israeli Companies Law, shall be governed by the Laws of Israel (without giving effect to choice of law principles thereof) and (ii) the Merger will be governed by the laws of Cayman Islands (without giving effect to choice of law principles thereof).

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about Keyarch, Zooz, Merger Sub or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC, TASE or ISA. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Keyarch’s public disclosures and/or Zooz’s public disclosures. There is no material relationship between Keyarch and its affiliates, and Zooz, other than in respect of the Business Combination Agreement.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are filed as exhibits hereto. Shareholders of Keyarch, Zooz and other interested parties are urged to read such Related Agreements in their entirety.

Lock-Up Agreements

On July 30, 2023, certain directors and executive officers of Zooz directly or indirectly holding Zooz securities as of the date of the Business Combination Agreement (“Management Company Holders”) each entered into a Lock-Up Agreement with Zooz and Keyarch (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each Zooz shareholder party thereto agreed not to, during the period commencing from the Closing and ending on the earlier of (x) the date that is 180 days after the date of the Closing, (y) the date on which Zooz consummates a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Zooz’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities or other property): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, establish or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

A copy of the form of Lock-Up Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference thereto.

Non-Competition and Non-Solicitation Agreement

On July 30, 2023, Management Company Holders of Zooz entered into non-competition and non-solicitation agreements (the “Non-Competition Agreements”), pursuant to which they agreed, during the one-year period following the Closing, not to compete with Zooz anywhere in Israel, the continent of North America, the People’s Republic of China, including Macao, Taiwan, and Hong Kong, the United Kingdom and the European Union, in the business in which Zooz is engaged, and during such one-year restricted period, not to (i) solicit, hire or engage employees or independent contractors of Zooz or (ii) solicit customers or clients of Zooz. The agreements also contain customary non-disparagement and confidentiality provisions.

A copy of the form of Non-Competition Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Non-Competition Agreement is qualified in its entirety by reference thereto.

Voting Agreements

On July 30, 2023, Keyarch and Zooz entered into Voting Agreements, (collectively, the “Voting Agreements”), with Management Company Holders of Zooz. Under the Voting Agreements, each shareholder party thereto agreed to vote all of such shareholder’s shares of Zooz in favor of the Business Combination Agreement and the Transactions and to otherwise take certain other actions in support of the Business Combination Agreement and the Transactions and the other matters submitted to Zooz’s shareholders for their approval in the manner and subject to the conditions set forth in the Voting Agreements, and to provide a proxy to Zooz to vote such shares of Zooz accordingly. The Voting Agreements prevent transfers of Zooz shares held by Zooz shareholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the transferee also agrees to comply with the Voting Agreement.

A copy of the form of Voting Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Voting Agreement is qualified in its entirety by reference thereto.

Assignment, Assumption and Amendment to Warrant Agreements

In connection with the Closing, Zooz, Keyarch and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), will enter into the Assignment, Assumption and Amendment to Public Warrant Agreement (the “Public Warrant Amendment”), which will amend that certain Public Warrant Agreement, dated as of January 24, 2022, relating to the Keyarch public warrants (the “Public Warrant Agreement”), and filed with the SEC on January 27, 2022. Separately, Zooz, Keyarch, and the Warrant Agent will enter into the Assignment, Assumption and Amendment to Private Warrant Agreement (the “Private Warrant Amendment” and, together with the Public Warrant Agreement, the “Warrant Amendments”), which will amend that certain Private Warrant Agreement, dated as of January 24, 2022, relating to the Keyarch private warrants (the “Private Warrant Agreement”), and filed with the SEC on January 27, 2022. Pursuant to the Warrant Amendments: (i) Zooz will assume the obligations of Keyarch under the original Public Warrant Agreement and Private Warrant Agreement, such that, among other things, Zooz will be added as a party thereto and (ii) all references to Keyarch Common Stock in the Warrant Agreement shall mean Company Ordinary Shares and all references to “stockholders” shall mean “shareholders”.

A copy of the form of Assignment, Assumption and Amendment to Private Warrant Agreement and the form of Assignment, Assumption and Public Warrant Agreement are filed as Exhibit 10.4 and Exhibit 10.5, respectively, to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the forms of the Warrant Amendments are qualified in its entirety by reference thereto.

Sponsor Letter Agreement

On July 30, 2023, Keyarch, Keyarch Global Sponsor Limited (the “Sponsor”) and Zooz entered into an agreement pursuant to which the Sponsor agreed to make commercially reasonable efforts to utilize up to 40% (or 1,120,000 shares) of its ordinary shares of Keyarch (the “Subject Founder Shares”) to pay any portion of unpaid SPAC Transaction Expenses or to incentivize investors or otherwise provider support in connection with a Transaction Financing. Any remaining Subject Founder Shares which are not transferred to such payees will be placed in escrow at the Closing and will be released to the Sponsor if, during the Earnout Period, the Combined Company achieves the price or gross revenue milestones as described above with respect to the Earnout Shares (with any such Subject Founder Shares to be released to the Sponsor on a pro rata basis with the percentage of any such Earnout Shares to be issued to the Pre-Closing Zooz Shareholders upon the achievement of any earnout milestone). Any Subject Founder Shares that are not released will be transferred to Zooz for no consideration at the end of the Earnout Period, provided, however that at least 50% of the Subject Founder Shares placed in escrow (less any Subject Founder Shares released to the Sponsor in connection with the achievement of any earnout milestones) will be released to Keyarch at the end of the Earnout Period notwithstanding the failure of Zooz to achieve any or all of the earnout milestones.

A copy of the Sponsor Letter Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Sponsor Support Agreement

On July 30, 2023, Keyarch, the Sponsor and Zooz entered into the Sponsor Support Agreement, (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to vote all of its shares of Keyarch in favor of the Business Combination Agreement and the Transactions and to otherwise take certain other actions in support of the Business Combination Agreement and the Transactions and the other matters submitted to Keyarch’s shareholders for their approval in the manner and subject to the conditions set forth in the Sponsor Support Agreement. The Sponsor Support Agreement prevents transfers of the Keyarch shares held by the Sponsor between the date of the Sponsor Support Agreement and the date of Closing, except for certain permitted transfers where the transferee also agrees to comply with the Sponsor Support Agreement.

A copy of the form of Sponsor Support Agreement is filed as Exhibit 10.7 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Sponsor Support Agreement is qualified in its entirety by reference thereto.

Important Information and Where to Find It

Zooz intends to file with the SEC a Registration Statement on Form F-4, which will include a proxy statement of Keyarch that constitutes a prospectus for Zooz securities and a proxy statement for Keyarch’s shareholders (the “Registration Statement”). The Registration Statement has not been filed with or declared effective by the SEC. Promptly after the Registration Statement is declared effective by the SEC, Keyarch will mail the definitive proxy statement and a proxy card contained therein to its shareholders. Investors and securityholders of Keyarch and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement to be filed with the SEC, and amendments thereto, and the definitive proxy statement in connection with Keyarch’s solicitation of proxies for the extraordinary general meeting to be held to approve the Business Combination Agreement and the Business Combination and other documents filed in connection with the proposed Transactions because these documents will contain important information about Zooz, Keyarch, the Business Combination Agreement and the Transactions. The definitive proxy statement will be mailed to shareholders of Keyarch as of a record date to be established in the future for voting on the Business Combination Agreement and the Transactions. The Registration Statement, including the definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the Transactions (when they become available), and any other documents filed by Keyarch with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Keyarch at: 275 Madison Avenue, 39th Floor, New York, New York 10016. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Transactions. This Current Report on Form 8-K is not a substitute for any registration statement or for any other document that Zooz or Keyarch may file with the SEC in connection with the proposed Transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING, AMONG OTHER THINGS, THE BUSINESS COMBINATION AGREEMENT, THE PARTIES THERETO AND THE TRANSACTIONS.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE ISRAELI SECURITIES AUTHORITY, OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY SECURITIES AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Zooz, Keyarch, and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from the holders of Keyarch securities in respect of the proposed Transactions. Information regarding Keyarch’s directors and executive officers and their ownership of Keyarch’s securities is set forth in Keyarch’s filings with the SEC. Additional information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Solicitation or Offer

This communication and this Current Report on Form 8-K shall not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Form 8-K contains, and certain oral statements made by representatives of Keyarch and Zooz and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Keyarch’s and Zooz’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Keyarch’s and Zooz’s expectations with respect to future performance and anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Keyarch or Zooz and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory or other approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Combined Company following the Transactions or the expected benefits of the Transactions, if not obtained; (ii) the failure to realize the anticipated benefits of the Transactions; (iii) the ability of Keyarch prior to the Transactions, and the Combined Company following the Transactions, to maintain or list, as applicable, the Combined Company’s shares on Nasdaq and TASE, including the ability to meet stock exchange listing standards following the consummation of the proposed Transactions; (iv) costs related to the Transactions; (v) the failure to satisfy the conditions to the consummation of the Transactions, including, without limitation, the approval of the Business Combination Agreement by the shareholders of Keyarch and Zooz, and the satisfaction of the minimum cash requirement of the Business Combination Agreement following any redemptions by Keyarch’s public shareholders; (vi) the risk that the Transactions may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; (vii) the outcome of any legal proceedings that may be instituted against Keyarch or Zooz related to the Transactions; (viii) the attraction and retention of qualified directors, officers, employees and key personnel of Keyarch and Zooz prior to the Transactions, and the Combined Company following the Transactions; (ix) the ability of Zooz prior to the Transactions, and the Combined Company following the Transactions, to maintain relationships with its suppliers and customers and the effect of the Transactions on its operating results and businesses in general; (x) the ability of the Combined Company to compete effectively in a highly competitive market; (xi) the ability to protect and enhance Zooz’s or the Combined Company’s corporate reputation and brand; (xii) the impact from future regulatory, judicial, and legislative changes to Zooz’s or the Combined Company’s industry; (xiii) competition from larger companies that have greater resources, technology, relationships and/or expertise; (xiv) the future financial performance of the Combined Company following the Transactions, including, without limitation, the ability of future revenues to meet projected annual revenues; (xv) the ability of the Combined Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; (xvi) the ability of the Combined Company to generate sufficient revenue from each of its revenue streams; (xvii) the ability of the Combined Company’s patents and patent applications to protect the Combined Company’s core technologies from competitors; (xviii) the Combined Company’s ability to manage its marketing relationships and realize projected revenues from customers; (xix) the Combined Company’s ability to meet its product and/or service sales targets; (xx) the Combined Company’s ability to execute its business plans and strategy; (xxi) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Keyarch or Zooz; (xxii) the disruption of Zooz’s management’s time from ongoing business operations due to the announcement and consummation of the proposed Transactions; (xxiii) announcements relating to the Transactions having an adverse effect on the market price of Keyarch’s securities and/or Zooz’s securities; (xxiv) risks associated with Zooz being an Israeli company located in Israel and the effect of any judicial reforms, security and terrorist activity in or affecting Israel; (xxv) the lack of a third party valuation in determining whether or not to pursue the proposed Transactions; (xxvi) limited liquidity and trading of Keyarch’s and/or Zooz’s securities; (xxvii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for Zooz and/or Keyarch; and (xxviii) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC, the TASE or the ISA by Keyarch or Zooz. Keyarch and Zooz caution that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Forward-looking statements relate only to the date they are made, and readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made.

Readers are referred to the most recent reports filed with the SEC by Keyarch and, as applicable, Zooz. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and neither Keyarch nor Zooz undertakes any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Item 9.01 Exhibits.

(d)	Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description

2.1†	Business Combination Agreement, dated as of July 30, 2023, by and among Keyarch Acquisition Corporation, Zooz Power Cayman, Keyarch Global Sponsor Limited, and Zooz Power Ltd.

10.1	Form of Lock-Up Agreement, dated as of July 30, 2023, by and between Zooz Power Ltd., Keyarch Global Sponsor Limited, and the shareholder of Zooz Power Ltd. party thereto.

10.2	Form of Non-Competition and Non-Solicitation Agreement, dated as of July 30, 2023, by and among Keyarch Acquisition Corporation and the shareholder of Zooz Power Ltd. party thereto.

10.3	Form of Voting Agreement, dated as of July 30, 2023, by and among Zooz Power Ltd., Keyarch Acquisition Corporation, and the shareholder of Zooz Power Ltd. party thereto.

10.4	Form of Assignment, Assumption and Amendment to Private Warrant Agreement, by and among Keyarch Acquisition Corporation, Zooz Power Ltd., and Continental Stock Transfer & Trust Company.

10.5	Form of Assignment, Assumption and Amendment to Public Warrant Agreement, by and among Keyarch Acquisition Corporation, Zooz Power Ltd., and Continental Stock Transfer & Trust Company.

10.6	Sponsor Letter Agreement, dated as of July 30, 2023, by and among Keyarch Global Sponsor Limited, Keyarch Acquisition Corporation, and Zooz Power Ltd.

10.7	Sponsor Support Agreement, dated as of July 30, 2023, by and among Keyarch Global Sponsor Limited, Keyarch Acquisition Corporation, and Zooz Power Ltd.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KEYARCH ACQUISITION CORPORATION

	By:	/s/ Kai Xiong
		Name:	Kai Xiong
		Title:	Chief Executive Officer and Director

Dated: August 3, 2023